

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

John Gustavsen
Interim Chief Executive Officer
United States Antimony Corporation
49 Steamboat Way
Thompson Falls, Montana 59873

      Re: United States Antimony Corporation
             Registration Statement on Form S-3
             Filed January 19, 2021
             File No. 333-252193

Dear Mr. Gustavsen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sherry Haywood at (202) 551-3345 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing